Annex A

Directors and Officers of MiCo IVD Holdings, LLC

Name	Position/Principal Occupation	Business Address	Principal Occupation	Citizenship
Park Heejoo	Sole director, chief executive officer and president	15F Aju B/D, 679-5 Yeoksam-dong, Gangnam-gu, Seoul, Republic of Korea	Chief Executive Officer and President of MiCo IVD Holdings, LLC	Republic of Korea

Directors and Officers of DAYLI TRINITY HOLDINGS, Ltd.

Name	Position/Principal Occupation	Business Address	Principal Occupation	Citizenship
Wonyong Park	Director and Chief Executive Officer	15F Aju B/D, 679-5 Yeoksam-dong, Gangnam-gu, Seoul, Republic of Korea	Investment Associate	Republic of Korea

Directors and Officers of DAYLI Fountainhead Project No.3 Private Equity Fund

Name	Position/Principal Occupation	Business Address	Principal Occupation	Citizenship
Wonyong Park	Senior manager	15F Aju B/D, 679-5 Yeoksam-dong, Gangnam-gu, Seoul, Republic of Korea	Investment Associate	Republic of Korea
Hanho Jung	Executive Director	15F Aju B/D, 679-5 Yeoksam-dong, Gangnam-gu, Seoul, Republic of Korea	Investment Manager	Republic of Korea
Yonghoon Sung	Executive Director	15F Aju B/D, 679-5 Yeoksam-dong, Gangnam-gu, Seoul, Republic of Korea	Investment Manager	Republic of Korea
Byeongoh Lim	Senior manager	15F Aju B/D, 679-5 Yeoksam-dong, Gangnam-gu, Seoul, Republic of Korea	Investment Associate	Republic of Korea
Jieun Kim	Senior Associate	15F Aju B/D, 679-5 Yeoksam-dong, Gangnam-gu, Seoul, Republic of Korea	Investment Analyst	Republic of Korea

Directors and Officers of DAYLI Partners, Inc.

Name	Position/Principal Occupation	Business Address	Principal Occupation	Citizenship

Seunghyun Shin	CEO (Individual)	15F Aju B/D, 679-5 Yeoksam-dong, Gangnam-gu, Seoul, Republic of Korea		Investment Manager		Republic of Korea
Seungho Lee	CEO (Individual)	15F Aju B/D, 679-5 Yeoksam-dong, Gangnam-gu, Seoul, Republic of Korea		Investment Manager		Republic of Korea
Sejun Kim	Managing Director	15F Aju B/D, 679-5 Yeoksam-dong, Gangnam-gu, Seoul, Republic of Korea		Operation manager		Republic of Korea
Jonghyun Shin	Non-Executive Director	16, Yeoksam-ro 2-gil, Gangnam-gu, Seoul, Republic of Korea		General management		Republic of Korea
Hosung Kim	Non-Executive Director	5F 504, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea		Investment manager		Republic of Korea